Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

February 4, 2015

Voya Investment Management

Client Talking Points

Voya Global Resources Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	March 6, 2015	Voya Global Resources Portfolio	Voya Global Value Advantage Portfolio

The Board of Trustees (the “Board”) of Voya Global Resources Portfolio (the “Global Resources Portfolio” or “GRP”) and Voya Global Value Advantage Portfolio (“GVA Portfolio” or “GVAP”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the Voya Global Resources Portfolio is required before the Merger may take place.

■	What is happening?
o	On September 12, 2014, each Portfolio’s Board approved a proposal to merge Voya Global Resources Portfolio into Voya Global Value Advantage Portfolio.
o	Shareholders of Global Resources Portfolio were sent a combined proxy statement and prospectus on or about January 16, 2015.
o	A shareholder meeting will be held on or about February 17, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about March 6, 2015
o	Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to both Portfolios. If the Merger is approved, shareholders in the Global Resources Portfolio will become shareholders in GVA Portfolio as of the close of business on or about March 6, 2015.
o	A prospectus supplement was filed on or about October 8, 2014 notifying shareholders of the changes.

■	Why is the Merger proposed?
o	Directed Services, LLC (“DSL” or “Adviser”), the investment adviser to Global Resources Portfolio, and its affiliates are conducting a comprehensive review of the mutual funds offered

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Client Talking Points

within the Voya mutual funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds complex.

o	The Adviser’s desire to transition away from sector specific strategies.
o	Similarities in investment objectives of each Portfolio.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

■	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	Global Resources Portfolio	Global Value Advantage Portfolio
Investment Objective	The Portfolio seeks long-term capital appreciation.	The Portfolio seeks long-term capital growth and current income.

■	What is the experience of the Voya Investment Management Team?

GVA Portfolio is managed by the Voya IM team of Christopher Corapi, Vincent Costa, Martin Jansen, David Rabinowitz, and James Ying.

Christopher F. Corapi

Portfolio Manager

Christopher F. Corapi, Portfolio Manager and Chief Investment Officer of equities, joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Vincent Costa, CFA

Portfolio Manager

Vincent Costa, CFA, Portfolio Manager, also serves as the Head of the Portfolio Engineering Group responsible for managing quantitative research and both engineered and fundamental strategies.  Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa managed quantitative equity investments at both Merrill Lynch Investment Management and a Bankers Trust Company.

Martin Jansen

Portfolio Manager

Martin Jansen, Portfolio Manager, manages the Global Value Advantage strategy and has extensive experience running international value strategies. Mr. Jansen joined Voya IM in 1997 as senior manager to co-manage U.S. equity portfolios and was named head of the U.S. equity team in 1999. Mr. Jansen was previously responsible for managing the transition of the U.S. equity trading facility and U.S. equity assets from ING Investment Management The Hague to Voya IM. Prior to joining Voya IM, Mr. Jansen was responsible for the U.S. equity and venture capital portfolios at a large corporate Dutch pension fund.

February 4, 2015

Client Talking Points

David Rabinowitz

Portfolio Manager

David Rabinowitz, Portfolio Manager, also serves as Head of International Equity and Director of Equity Research. Mr. Rabinowitz joined Voya IM in January 2008. He was employed by JPMorgan from May 2002 to November 2007 where he held several equity leadership positions. Most recently, he served as director of emerging markets equity research, and before that, was the director of global sector research. Previously, he was a global consumer strategist at UBS Warburg and prior to that, he was a U.S. equity analyst for Smith Barney and Sanford C. Bernstein & Company.

James Ying, CFA

Assistant Portfolio Manager

James Ying, CFA, Assistant Portfolio Manager and quantitative analyst for U.S. equities, joined Voya IM in 2011. Prior to joining Voya IM, Mr. Ying was a quantitative analyst with Piedmont Investment Advisors from 2009 to 2011, Numeric Investors from 2006 to 2009, and Goldman Sachs Asset Management from 2000 to 2006.

■	How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. GRP and GVAP Pro Forma fees and expenses, which are the estimated fees and expenses of Global Value Advantage Portfolio after giving effect to the Reorganization (the “Combined Portfolio”), assume the Reorganization occurred on June 30, 2014. Combined Portfolio Pro Forma fees and expenses, which are the estimated fees and expenses of the Combined Portfolio after giving effect to both the Reorganization and the International Value Reorganization, assume the Reorganization and the International Value Reorganization occurred on June 30, 2014. You are not being asked to approve the International Value Reorganization. There can be no assurance that shareholders of International Value Portfolio will approve the International Value Reorganization.

Shareholders of Global Resources Portfolio are expected to experience a decrease in both the gross and net expenses as a result of the Reorganization. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator. The advisory agreement between DSL and Global Resources Portfolio provides for a “bundled fee” arrangement under which DSL provides (in addition to advisory services) custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The advisory agreement between Voya Investments and Global Value Advantage Portfolio provides for advisory fees for which Voya Investments provides advisory services only. Other services are provided under separate agreements at additional expense.

February 4, 2015

Client Talking Points

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		GRP	GVAP	GRP and GVAP Pro Forma	Combined Portfolio Pro Forma
		Class ADV	Class T	Class T	Class T
Management Fees	%	0.64	0.46	0.45	0.44
Distribution and/or Shareholder Services (12b-1) Fees	%	0.75	0.75	0.75	0.75
Administrative Services Fees	%	None	0.10	0.10	0.10
Other Expenses	%	None	0.08	0.06	0.06
Total Annual Portfolio Operating Expenses	%	1.39	1.39	1.36	1.35
Waivers and Reimbursements	%	(0.15)[2]	(0.15)[3]	(0.15)[3,4]	(0.15)[3,4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.24	1.24[5]	1.21[5]	1.20[5]

		Class I	Class I	Class I	Class I
Management Fees	%	0.64	0.46	0.45	0.44
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None	None
Administrative Services Fees	%	None	0.10	0.10	0.10
Other Expenses	%	None	0.08	0.06	0.06
Total Annual Portfolio Operating Expenses	%	0.64	0.64	0.61	0.60
Waivers and Reimbursements	%	None	None[3]	None[3,4]	None[3,4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.64	0.64[5]	0.61[5]	0.60[5]
		Class S	Class S	Class S	Class S
Management Fees	%	0.64	0.46	0.45	0.44
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25	0.25
Administrative Services Fees	%	None	0.10	0.10	0.10
Other Expenses	%	None	0.08	0.06	0.06
Total Annual Portfolio Operating Expenses	%	0.89	0.89	0.86	0.85
Waivers and Reimbursements	%	None	None[3]	None[3,4]	None[3,4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.89	0.89	0.86	0.85

		Class S2	Class S2	Class S2	Class S2
Management Fees	%	0.64	0.46	0.45	0.44
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.50	0.50	0.50
Administrative Services Fees	%	None	0.10	0.10	0.10
Other Expenses	%	None	0.08	0.06	0.06
Total Annual Portfolio Operating Expenses	%	1.14	1.14	1.11	1.10
Waivers and Reimbursements	%	(0.10)[2]	(0.10)[3]	(0.10)[3,4]	(0.10)[3,4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.04	1.04[5]	1.01[5]	1.00[5]

1.	Expense ratios have been adjusted to reflect current contractual rates.

2.	Voya Investments Distributor, LLC (“Distributor”) is contractually obligated to waive 0.15% and 0.10% of the distribution fee for Class ADV and Class S2 shares, respectively, through May 1, 2016. Termination or modification of these obligations requires approval by the Board.

3.	The Adviser is contractually obligated to limit expenses to 0.84%, 1.09%, 1.24%, and 1.44% for Class I, Class S, Class S2, and Class T shares, respectively, through May 1, 2016. The obligation is subject to possible recoupment by the Adviser within 36 months of the waiver or

February 4, 2015

Client Talking Points

reimbursement. In addition, the Adviser is contractually obligated to further limit expenses to 0.65%, 0.90%, 1.05%, and 1.25% for Class I, Class S, Class S2, and Class T shares, respectively through May 1, 2016. These limitations do not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses and extraordinary expenses. The Distributor is contractually obligated to waive 0.10% and 0.15% of the distribution fee of Class S2 and Class T shares, respectively, through May 1, 2016. Termination or modification of these obligations requires approval by the Board.

4.	If shareholders approve the Reorganization, the Adviser has agreed to further limit expenses to 0.64%, 0.89%, 1.04%, and 1.24% for Class I, Class S, and Class S2, and Class T shares, respectively through May 1, 2016. The limitation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses and extraordinary expenses. Termination or modification of these obligations requires approval by the Board.

5.	Based on Class S shares’ expenses adjusted for contractual differences.

■	How does Global Resources Portfolio’s performance compare to Global Value Advantage Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. Performance in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolios’ performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. The Portfolios’ past performance is no guarantee of future results. Because Class I, Class S2, and Class T shares of Global Value Advantage Portfolio had not commenced operations as of the calendar year ended December 31, 2013, no performance information for Class I, Class S2, and Class T shares is provided below.

The performance is set out below.

Average Annual Total Returns % (for the periods ended December 31, 2013)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Global Resources Portfolio
Class ADV	%	13.18	10.51	N/A	3.57	12/18/06
S&P NANRS Index[1]	%	16.49	13.45	N/A	5.32
Class I	%	13.84	11.18	9.18	N/A	07/02/03
S&P NANRS Index[1]	%	16.49	13.45	11.18	N/A
Class S	%	13.60	10.90	8.91	N/A	01/24/89
S&P NANRS Index[1]	%	16.49	13.45	11.18	N/A
Class S2%		13.40	10.73	8.74	N/A	09/09/02
S&P NANRS Index[1]	%	16.49	13.45	11.18	N/A

Global Value Advantage Portfolio[2]
Class S	%	13.63	11.58	N/A	1.16	01/28/08
MSCI ACW IndexSM 3,4%		22.80	14.92	N/A	4.25
WisdomTreeSM GHYE Index[1,3]	%	15.13	12.46	N/A	1.99

1.	The index returns do not reflect deductions for fees, expenses, or taxes.

2.	Prior to July 12, 2013, the Portfolio had a different investment objective and principal investment strategies.

3.	Beginning on July 12, 2013, the Portfolio changed its benchmark from the WisdomTreeSM Global High-Yielding Equity Index to the MSCI All Country World IndexSM because the MSCI All Country World IndexSM is considered by the Adviser to be a more appropriate benchmark reflecting the type of securities in which the Portfolio invests.

February 4, 2015

Client Talking Points

4.	The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The S&P North American Natural Resources Sector Index (“S&P NANRS Index”) is an unmanaged index that measures the performance of U.S. traded securities that are classified under the GICS® energy and materials sector excluding the chemicals industry; and steel sub-industry.

The MSCI All Country World IndexSM (“MSCI ACW IndexSM”) is a free-float adjusted market capitalization index that is designed to measure equity market performance in the global developed and emerging markets.

The WisdomTreeSM Global High-Yielding Equity Index (“WisdomTreeSM GHYE Index”) is a fundamentally weighted index that measures the performance of high dividend-yielding companies selected from the WisdomTree Global Dividend Index, which measures the performance of dividend-paying companies in the U.S. developed and emerging markets.

“WisdomTree” is a service mark of WisdomTree Investments, Inc. and has been licensed for use. WisdomTree does not make any express or implied representation or warranty regarding the performance or use of the Index or the Portfolio or the advisability of investing in shares and shall not have any liability in connection with an investment in the Portfolio.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya IM toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya Global Resources Portfolio with and into Voya Global Value Advantage Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete.

February 4, 2015

Client Talking Points

Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID: 11561